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                                                                    EXHIBIT A
                   BIOVAIL CORPORATION  INTERNATIONAL

          NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON JULY 10, 1998

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of Biovail Corporation International (the "Company") will be held at the Royal York Hotel, Upper Canada Room, 100 Front Street West, Toronto, Ontario, Canada, on Friday, the 10th day of July, 1998, at the hour of 10:00 o'clock in the forenoon (Toronto time) for the following purposes:

1. To receive and consider the financial statements of the Company for the year ended December 31, 1997 and the report of the auditors thereon;

2. To appoint Deloitte & Touche, chartered accountants, as auditors of the Company and authorize the directors of the Company to fix their remuneration;

3.   To elect directors,

4. To consider and if thought advisable, approve, with or without variation, a special resolution amending the Articles of Amalgamation of the Company to increase the authorized capital to a maximum of 120,000,000 common shares. The text of such special resolution is annexed to the management information circular accompanying this notice;

5. To consider and, if thought advisable, to pass a resolution, with or without amendment, to approve an additional 2,500,000 shares to be reserved for issue under the Stock Option Plan of the Company;

6. To transact such further or other business as may properly come before the Meeting or at any adjournment thereof.

A copy of the Company's financial statements and the auditors' report to the Shareholders of the Company for the year ended December 31, 1997, a management information circular, a form of proxy and a return card for purposes of the Company's supplemental mailing list accompanies this Notice.

  DATED at Toronto this 1st day of June, 1998.
                                        BY ORDER OF THE BOARD

                                        "Kenneth C. Cancellara"
                                        Secretary

  NOTE: If you are not able to be present at the meeting, kindly date, execute and return the enclosed form of proxy in the envelope provided for the purpose.

  NOTE: To be used at the meeting, proxies must be returned to the CIBC Mellon
        Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6 on or before the close of business on the last day preceding the day of meeting or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.

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